     As filed with the Securities and Exchange Commission on August 12, 1998
                                                      Registration No. 333-50509
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       ON
                                    FORM S-3
                                   TO FORM S-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------

                        FELCOR LODGING TRUST INCORPORATED
                      (FORMERLY FELCOR SUITE HOTELS, INC.)
             (Exact name of registrant as specified in its charter)


           MARYLAND                       545 E. JOHN CARPENTER FRWY. , SUITE 1300               75-2541756
(State or other jurisdiction of                      IRVING, TEXAS 75062                      (I.R.S. Employer
incorporation or organization)                         (972) 444-4900                        Identification No.)
                                     (Address, including ZIP code, and telephone number,
                                  including area code, of registrant's principal executive
                                                          offices)

                                                ---------------------------



                              LAWRENCE D. ROBINSON
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        FELCOR LODGING TRUST INCORPORATED
                     545 E. JOHN CARPENTER FRWY., SUITE 1300
                               IRVING, TEXAS 75062
                                 (972) 444-4900
                (Name, address, including ZIP code, and telephone
                    number, including area code, of agent for
                                    service)

                           ---------------------------

                                    Copy to:
                                ROBERT W. DOCKERY
                            JENKENS & GILCHRIST, P.C.
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                           ---------------------------



         Approximate Date of Commencement of Proposed Sale to the Public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend reinvestment plans, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                           ---------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

NOTE:

THE CHANGES FROM THE FINAL FORM S-4 REGISTRATION STATEMENT FILED IN JUNE 1998, AS CONTAINED IN THIS POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3, WERE VERY EXTENSIVE. A MARKED VERSION WOULD NOT BE MEANINGFUL TO SHOW REVISED LANGUAGE.

PROSPECTUS


                                22,486,234 SHARES




                        FELCOR LODGING TRUST INCORPORATED
                      (FORMERLY FELCOR SUITE HOTELS, INC.)

                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)
                           ---------------------------

         This prospectus ("Prospectus") relates to the offer and sale by FelCor Lodging Trust Incorporated (formerly FelCor Suite Hotels, Inc.) ("FelCor") of up to 1,273,259 shares of common stock, par value $0.01 per share (the "Common Stock"), pursuant to outstanding options (the "Options") granted under the terms of the Second Amended and Restated 1995 Equity Incentive Plan (the "Incentive Plan") and the Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan") (together with the Incentive Plan, the "Plans"). The Plans were originally adopted by Bristol Hotel Company ("Bristol"), which was merged with and into FelCor effective July 28, 1998 (the "Merger"). FelCor assumed Bristol's obligations under the Plans and Options as a result of the Merger. See "Description of the Plans."

         This Prospectus also relates to the offer and sale by certain selling shareholders named herein under "Selling Shareholders" ("Selling Shareholders") of up to 21,212,975 shares of Common Stock. FelCor will receive no part of the proceeds of any sales by the Selling Shareholders. With respect to 19,249,619 of these shares, certain Selling Shareholders have agreed not to transfer them for a period of six months after the Merger except in certain circumstances. All expenses of registration incurred in connection with this offering are being borne by FelCor, but all selling expenses and commissions incurred by Selling Shareholders will be borne by the Selling Shareholders. The outstanding shares of Common Stock held by the Selling Shareholders were originally issued by FelCor pursuant to the Merger in exchange for shares of Common Stock of Bristol owned by the Selling Shareholders. The Selling Shareholders were affiliates of Bristol at the time of the Merger and under applicable securities regulations cannot freely resell their shares without registration or an exemption therefrom. This Prospectus is required by FelCor's contractual obligations to register the shares of the Selling Shareholders for resale, and the Selling Shareholders are under no obligation to resell their shares. See "Selling Shareholders."

         The Common Stock of FelCor is listed on the New York Stock Exchange (the "NYSE") under the symbol "FCH." The last reported sale price of Common Stock on August 10, 1998, on the NYSE was $26-1/16 per share. To preserve its status as a real estate investment trust ("REIT"), FelCor's Charter limits the Common Stock that may be owned by any single person or affiliated group, subject to certain exceptions, to 9.9% of the outstanding shares and restricts the transferability thereof under certain circumstances.

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                           ---------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           ---------------------------


                 THE DATE OF THIS PROSPECTUS IS AUGUST 12, 1998.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

         FelCor files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Prospective purchasers may read and copy any reports, statements or other information FelCor files at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. FelCor's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." In addition, FelCor's filings can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         FelCor registered with the SEC the shares of Common Stock covered by this Prospectus. This Prospectus is a part of a Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration Statement (File No. 333-50509) filed with the SEC (the "Registration Statement"). As allowed by SEC rules, this Prospectus does not contain all the information contained in the Registration Statement or in the exhibits to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities of the SEC described above.

INCORPORATION OF CERTAIN DOCUMENTS  BY REFERENCE

         The SEC allows FelCor to include certain information in this document by "incorporating by reference." The following documents filed with the SEC by FelCor (File No. 001-14236) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Prospectus:

         1. Annual Report on Form 10-K and Forms 10-K/A for the year ended December 31, 1997;

         2. Quarterly Report on Form 10-Q for the three months ended March 31, 1998;

         3. Current Report on Form 8-K filed with the SEC on July 11, 1997 and amended on August 14, 1997;

         4. Current Report on Form 8-K filed with the SEC on April 23, 1998;

         5. Current Report on Form 8-K filed with the SEC on May 29, 1998;

         6. Current Report on Form 8-K filed with the SEC on August 10, 1998;

         7. Pro forma financial information contained in the definitive Joint Proxy Statement/Prospectus dated June 19, 1998 filed with the SEC in connection with the Registration Statement; and

         8. The description of the Common Stock contained in the Registration Statement on Form 8-A filed with the SEC, including any amendments or reports filed for the purpose of updating such description.

         All documents and reports filed by FelCor pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date all of the shares of Common Stock are sold will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THE DOCUMENTS INCORPORATED BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED TO FELCOR LODGING TRUST INCORPORATED, 545 E. JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062 (TELEPHONE NUMBER (972) 444-4900), ATTENTION: SECRETARY.

                                   THE COMPANY

         FelCor Lodging Trust Incorporated (formerly FelCor Suite Hotels, Inc.) ("FelCor") is a self- administered equity REIT that, at August 10, 1998, owned an approximate 95.7% general partner interest in FelCor Lodging Limited Partnership (formerly FelCor Suites Limited Partnership), a Delaware limited partnership (the "Partnership"). At August 10, 1998, following the merger ("Merger") of Bristol Hotel Company ("Bristol") with an into FelCor, the Partnership owned interests directly, or through subsidiaries, in 193 hotels (the "Hotels") with an aggregate of approximately 50,000 suites and rooms in 35 states and Canada. Assuming completion of pending conversions, 80 of the Hotels are operated as all-suite upscale hotels, 32 are operated as upscale full service hotels, 60 are operated as traditional full service hotels, and 21 are operated as limited service hotels. The Hotels are operated primarily under the following brands: Embassy Suites(R) (58 hotels), Holiday Inn(R) and Holiday Inn Select(R) (52 hotels), Crowne Plaza(R) (20 hotels), Doubletree(R) and Doubletree Guest Suites(R) (17 hotels), Sheraton(R) and Sheraton Suites(R) (9 hotels) and other brands (37 hotels). Seventy-three of the Hotels are managed by a subsidiary of Promus Hotel Corporation ("Promus"), which includes Doubletree Hotels Corporation and its subsidiaries. Promus is the largest operator of full-service, all-suite hotels in the United States. Nine of the remaining Hotels are managed by a subsidiary of Starwood Hotels & Resorts, which includes ITT Sheraton Corporation and its subsidiaries, and three are managed by two independent management companies. The remaining 108 Hotels, including all of the hotels acquired from Bristol in the Merger, are leased or managed by subsidiaries of Bristol Hotels & Resorts, itself a former subsidiary of Bristol that was spun-off by Bristol to its stockholders prior to the Merger. Bristol Hotels & Resorts has succeeded to Bristol's hotel operating business and is one of the largest independent hotel operating companies in the United States. See "--Recent Developments--Merger with Bristol Hotel Company." Unless the context otherwise requires, all references herein to "FelCor" are references to FelCor Lodging Trust Incorporated, the Partnership and their respective subsidiaries, on a consolidated basis.

         To enable FelCor to satisfy certain requirements for qualification as a REIT, neither it nor the Partnership can operate the hotels in which they invest. Accordingly, on August 10, 1998, the Partnership and its subsidiaries had leased 86 Hotels to DJONT Operations, L.L.C., or one of its consolidated subsidiaries (collectively, "DJONT"), and 107 Hotels to Bristol Hotels & Resorts, or one of its consolidated subsidiaries (collectively, "BHR") pursuant to leases ("Percentage Leases") generally with initial terms (including lessee renewal options) of 10 to 15 years that provide for rent equal to the greater of a minimum base rent ("Base Rent") or a percentage rent ("Percentage Rent") based on hotel revenues.

         FelCor was formed as a Delaware corporation on May 16, 1994 and was reincorporated as a Maryland corporation on June 23, 1995. FelCor's executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062, and its telephone number is (972) 444-4900.

RECENT DEVELOPMENTS

         MERGER WITH BRISTOL HOTEL COMPANY. Effective July 28, 1998, Bristol was merged with and into FelCor. As a consequence of the Merger, Bristol's stockholders acquired approximately 46% of FelCor's outstanding Common Stock, and FelCor succeeded to Bristol's interest in 109 owned or leased hotels (the "Bristol Hotels"). References in this Prospectus to the Hotels includes the Bristol Hotels. In connection with the Merger, Bristol distributed to its stockholders all of the common stock of BHR as a separate public company (the "Spin-Off"). The Bristol Hotels have been leased by FelCor to BHR pursuant to Percentage Leases. BHR has continued Bristol's former hotel operating business and, as of August 10, 1998, operated 122 hotels, including hotels not owned by FelCor.

         BHR and FelCor are independent public companies with no overlap in management or their boards of directors. However, BHR's two largest stockholders also have significant ownership interests in FelCor and have representatives on the Boards of Directors of both companies, including the Chairman of the Board of FelCor. FelCor has maintained its existing headquarters facilities in Dallas, and BHR assumed responsibility for Bristol's employees and existing headquarters facilities in Dallas.

         OTHER RECENT ACQUISITIONS AND DISPOSITIONS. During the period from April 1, 1998, to August 10, 1998, FelCor acquired interests in 11 hotels with an aggregate of 2,749 suites and rooms for approximately $324 million in cash. These 11 hotels consist of (i) a traditional 248-room upscale full-service Doubletree hotel with approximately 11,000 square feet of meeting space located in Aurora, Colorado, (ii) a 301-room upscale full service Hilton(R) hotel with approximately 19,000 square feet of meeting and convention space and an exhibition center of approximately 10,000 square feet located in Secaucus, New Jersey, (iii) eight hotels, located in seven states and having a total of 1,898 suites that were acquired from Starwood Hotels & Resorts including five Embassy Suites Hotels and three Doubletree Guest Suites hotels (two of which have subsequently been converted to the Sheraton Suites brand and one of which is being converted to an Embassy Suites hotel), and (iv) a traditional 302-room upscale full-service Doubletree hotel with approximately 14,000 square feet of meeting space in Dallas, Texas.

         FelCor has disposed of its interests in the Holiday Inn Washington, D.C. hotel and the Holiday Inn Express(R)-Atlanta N.E. hotel for total cash consideration of $7.1 million, in two separate transactions. FelCor may sell a limited number of the Bristol Hotels in the near future.

                                  RISK FACTORS

         Prospective purchasers should carefully consider the following risk factors, together with the other information provided, before deciding to purchase shares of Common Stock. Each of these risk factors could adversely affect the value of an investment in the Common Stock.

INABILITY TO INTEGRATE BRISTOL'S ASSETS OR REALIZE ANTICIPATED BENEFITS OF
MERGER

         As a result of the Merger, the number of hotels owned by FelCor more than doubled. Although the Bristol Hotels are operated by BHR under long-term leases, FelCor must integrate these hotels into its hotel portfolio and may need additional people and resources to handle the increased work load. If FelCor is unable successfully to integrate the Bristol Hotels into its portfolio, FelCor's business, financial condition and results of operations could suffer. A large number of the Bristol Hotels are in the process of, or awaiting, substantial renovation, modernization and repositioning. If the implementation of these plans do not yield the anticipated results, then FelCor may have paid too much for the Bristol Hotels in the Merger.

INCREASES IN LEVERAGE AND FLOATING RATE DEBT; INABILITY TO RETAIN EARNINGS OR REFINANCE DEBT

         As a result of the Merger, FelCor's leverage has increased. At March 31, 1998, on a pro forma basis (assuming completion of the Merger), FelCor would have had outstanding indebtedness of $1.5 billion, 46.3% of which would have been secured, and a debt-to-total-market-capitalization ratio of 33%. FelCor's pro forma ratio of EBITDA to interest paid for the three months ended March 31, 1998 would have been 4.1 to 1.0. Of FelCor's pro forma indebtedness at March 31, 1998, $860.9 million (or 59.3%) provided for the payment of interest at floating rates. Most of this floating rate debt bears interest at a rate equal to between 0.45% and 1.75% plus the 30-day LIBOR rate. At March 31, 1998, LIBOR was 5.56%. Changes in economic conditions could result in higher interest rates, thereby increasing FelCor's interest expense on its floating rate debt and reducing funds available for distribution to FelCor's stockholders.

         In order to qualify as a REIT, FelCor must distribute to its stockholders, annually, at least 95% of its net taxable income (excluding capital gains) and, accordingly, cannot retain any substantial portion of its earnings to meet its capital needs. Because of cross-default provisions in certain of FelCor's loan agreements, a default in outstanding debt of more than $10 million could result in the acceleration of most of FelCor's consolidated indebtedness. FelCor may be unable to refinance or repay this indebtedness in full under these circumstances.

DEPENDENCE ON LESSEES' HOTEL OPERATIONS

         FelCor's revenues currently and in the future will consist primarily of rents received under its leases. The lessees' payment of such rental obligations is generally unsecured. As the lessee of the Bristol Hotels, BHR initially had a net worth of $30 million and is obligated to maintain certain net worth and liquidity requirements. DJONT, which leases FelCor's other hotels, has limited assets, derives its revenue solely from the operation of FelCor's hotels and, at June 30, 1998, had a stockholders' deficit of approximately $6.1 million. However, DJONT or its subsidiaries have the right to borrow, on a subordinated basis and subject to certain limitations, up to an aggregate of $17.3 million to meet its rental obligations from FelCor, Inc., Promus, Doubletree Hotel Corporation, Lee & Urbahns, L.P. and ITT Sheraton Corporation, which are equity owners and/or managers of hotels leased by DJONT. FelCor will be substantially dependent upon the operations of its hotels to enable the lessees (particularly DJONT) to meet their rental obligations under the leases.

         The leases with DJONT and BHR have varying terms, generally no longer than 15 years. At the expiration of the lease terms, FelCor will be required to negotiate renewals or seek replacement leases, which could adversely affect its results of operations.

CONFLICTS OF INTEREST

         CERTAIN FELCOR DIRECTORS. As of August 10, 1998, DJONT leased 86 of the Hotels, either directly or through subsidiaries. All of the voting interests (and a 50% equity interest) in DJONT are beneficially owned by Hervey A. Feldman and Thomas J. Corcoran, Jr. All of the non-voting interests (and the remaining 50% equity interest) in DJONT are beneficially owned by the children of Charles
N. Mathewson. Mr. Feldman is a co-founder and the current Chairman Emeritus of FelCor. Mr. Corcoran is a co-founder and the President and Chief Executive Officer of FelCor. Mr. Mathewson and Mr. Corcoran serve as directors of FelCor.

         All of the Bristol Hotels are leased to BHR. No officer or director of BHR is also an officer or director of FelCor. However, Donald J. McNamara, the Chairman of the Board of FelCor, is a principal in a firm that controls the general partner of United/Harvey Holdings, L.P. ("United Harvey"), which beneficially owns approximately 39.5% of the stock of BHR. Five partnerships that own substantial equity interests in United Harvey also own in the aggregate approximately 14.2% of FelCor's outstanding Common Stock. In addition, Michael
D. Rose and Richard C. North have joined FelCor's Board. Mr. Rose is a director of Promus. Mr. North is the Group Finance Director of the parent of Holiday Hospitality Franchising, Inc. ("Holiday Hospitality"). Promus is, and will continue to be, the franchisor and manager of many of the Hotels. Holiday Hospitality is the franchisor of most of the Bristol Hotels and, together with its affiliates, owns approximately 9.9% of the stock of BHR and approximately 14.2% of FelCor's outstanding Common Stock.

         Issues may arise under these leases, franchise agreements and management contracts, and in the allocation of acquisition and leasing opportunities, that present conflicts of interests due to the affiliation of these directors. As an example, any decreases in lease rental rates payable by DJONT may increase the profits of DJONT, in which Messrs. Feldman and Corcoran and Mr. Mathewson's children have a direct economic interest, at the expense of FelCor and its stockholders. In the event FelCor enters into new or additional hotel leases or other transactions with BHR, the interests of Mr. McNamara and Mr. North, as affiliates of significant investors of BHR, may conflict with the interests of FelCor and its stockholders. For example, any decrease in lease rental rates payable by BHR may decrease FelCor's profits to the benefit of BHR. Also, in the selection of franchises under which FelCor's hotels will be operated, Mr. Rose and Mr. North, as affiliates of Promus and Holiday Hospitality, respectively, which are hotel franchising companies, may have interests which conflict with those of FelCor and its stockholders. It is anticipated that any director who has a conflict of interest with respect to an issue presented to the FelCor Board will abstain from voting upon that issue although he will have no legal obligation to do so. FelCor has no provisions in its bylaws or charter that require an interested director to abstain from voting upon an issue, although each director will have a fiduciary duty of loyalty to FelCor. There is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to the best interests of FelCor. In addition, even if an interested director abstains in the actual vote, the director's participation in the meeting and discussion of an issue in which he or his affiliates have an interest could influence the votes of other directors regarding the issue.

         NO ARMS-LENGTH BARGAINING ON DJONT PERCENTAGE LEASES. The terms of the leases between FelCor and DJONT were not negotiated on an arms-length basis. Accordingly, these percentage leases may not reflect fair market values or terms. However, the management of FelCor believes that the terms of these leases are fair to FelCor. The rental terms of these leases are set based upon historical financial information and projected operating performance of the applicable hotel. The other terms of the leases are typical of the provisions found in other leases entered into in similar circumstances. The leases have been approved by a majority of the directors of FelCor who are not officers or employees of FelCor, DJONT or affiliates of either of them.

         ADVERSE TAX CONSEQUENCES TO CERTAIN AFFILIATES ON A SALE OF CERTAIN HOTELS. Messrs. Feldman, Corcoran and Mathewson may have additional tax liability if FelCor sells its investments in six hotels acquired by FelCor in July 1994 from partnerships controlled by these individuals. Consequently, the interests of FelCor and of Messrs. Feldman, Corcoran and Mathewson could be different in the event that FelCor decided to consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of the directors of FelCor who are not officers or employees of FelCor, DJONT or affiliates of either of them.

RESTRICTIVE DEBT COVENANTS

         At August 10, 1998, FelCor's unsecured bank credit facilities provided for borrowings of up to $1.1 billion, of which FelCor had borrowed $930 million. FelCor also had issued and outstanding $300 million in principal amount of senior notes. The agreements governing FelCor's credit facilities and senior notes contain various restrictive covenants, including, among others, provisions restricting FelCor from incurring indebtedness, making investments, engaging in transactions with stockholders and affiliates, incurring liens, merging or consolidating with another person, disposing of all or substantially all of its assets or permitting limitations on its subsidiaries with respect to the payment of dividends or other amounts to FelCor. In addition, these agreements require FelCor to maintain certain specified financial ratios. Under the most restrictive of these provisions, FelCor's maximum additional pro forma indebtedness that could be incurred for the acquisition of hotel properties would have been limited to approximately $239 million at June 30, 1998. These covenants also may restrict FelCor's ability to engage in certain transactions. In addition, any breach of these limitations could result in the acceleration of most of FelCor's outstanding indebtedness. FelCor may not be able to refinance or repay this indebtedness in full under such circumstances.

MATTERS THAT MAY ADVERSELY AFFECT THE HOTEL INDUSTRY

         FEWER GROWTH OPPORTUNITIES. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990s. This has generally resulted in higher prices for hotels and fewer attractive acquisition opportunities. An important part of FelCor's growth strategy is the acquisition and, in many instances, the renovation and repositioning, of hotels at less than replacement cost. Continued industry consolidation and competition for acquisitions could adversely affect FelCor's growth prospects. FelCor competes for hotel investment opportunities with other companies, some of which have greater financial or other resources. Certain competitors may be able to pay higher prices or assume greater risks than would be appropriate for FelCor.

         POTENTIAL ADVERSE EFFECTS ON HOTEL OPERATIONS. The hotels owned by FelCor are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

         o The existence of competition from other hotels;

         o The construction of more hotel rooms in a particular area than needed to meet demand;

         o The increase in energy costs and other travel expenses that reduce business and leisure travel;

         o The adverse effects of declines in general and local economic activity; and

         o The risks generally associated with the ownership of hotels and real estate, as discussed in the following four paragraphs and under "--Matters That May Adversely Affect Real Estate Ownership."

In addition, annual adjustments (based on changes in the Consumer Price Index) are made to the base rent and the thresholds used to compute percentage rent under the Percentage Leases. These adjustments, unless offset by increases in hotel revenues, would reduce the amount of rent payable to FelCor under the Percentage Leases and, consequently, FelCor's results of operations.

         COMPETITION. Each of the Hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which the Hotels are located, which could adversely affect the results of operations of these hotels. According to Smith Travel Research, total hotel room supply in the United States increased by 3.4%, or approximately 116,000 rooms, from 1996 to 1997. This is compared to an average annual increase in hotel room supply in the United States of 1.1% from 1991 to 1996. It is possible that a significant increase in the supply of midscale and upscale hotel suites/rooms could occur which, if demand fails to increase proportionately, could have an adverse effect on FelCor's operations.

         SEASONALITY. The hotel industry is seasonal in nature. Generally, hotel revenues are highest in the second and third quarters of each year. Seasonality causes quarterly fluctuations in FelCor's revenue. FelCor may be able to reduce, but not eliminate, the effects of seasonality by continuing to diversify the geographic location and primary customer base of its hotels.

         INVESTMENT CONCENTRATION IN A SINGLE INDUSTRY. Historically, FelCor has only invested in hotel-related assets. In the event of a downturn in the hotel industry, the adverse effect on FelCor may be greater than on a more diversified company with assets outside of the hotel industry.

         REQUIREMENTS OF FRANCHISE AGREEMENTS. Most of the Hotels are operated under various franchise licenses. Each license agreement requires that the franchised hotel be maintained and operated in accordance with certain standards. The franchisors also may require substantial improvements to the Hotels, for which FelCor would be responsible under the Percentage Leases, as a condition to the renewal or continuation of these franchise licenses. If a franchise license terminates due to FelCor's failure to make required improvements or to otherwise comply with its terms, FelCor may be liable for termination payments and for fees for a new franchise. These termination payments and fees would vary among the various franchise agreements and by hotel. The loss of a substantial number of franchise licenses and the related termination payments and new franchise fees could have a material adverse effect on FelCor's results of operations.

LIMITATIONS ON ACQUISITIONS AND IMPROVEMENTS

         FelCor intends to continue its current growth strategy, which includes acquiring and improving hotel properties. FelCor generally cannot fund its growth from cash from its operating activities because FelCor must distribute to its stockholders at least 95% of its taxable income each year to maintain its status as a REIT. Consequently, FelCor must rely primarily upon the availability of debt or equity capital to fund hotel acquisitions and improvements. There can be no assurance that FelCor will continue to have access to the capital markets to fund future growth at an acceptable cost. In addition, FelCor's Board has adopted a policy of limiting indebtedness to not more than 40% of FelCor's investment in hotel assets, at historical cost, which could also limit FelCor's ability to incur additional indebtedness to fund its continued growth. At March 31, 1998, on a pro forma basis, FelCor's indebtedness would represent 35.9% of its investment in hotel assets at historical cost.

POTENTIAL TAX RISKS

         Failure to qualify as a REIT would subject FelCor to federal income tax. FelCor has operated and will continue to operate in a manner that is intended to qualify it as a REIT under federal income tax laws. The REIT qualification requirements are extremely complicated and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, FelCor cannot be certain that it has been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of qualification as a REIT.

         If FelCor failed to qualify as a REIT, FelCor would be required to pay federal income tax on its taxable income. FelCor might need to borrow money or sell hotels in order to pay any such tax. FelCor's payment of income tax would decrease the amount of its income available to be paid out to its stockholders. In addition, FelCor would no longer be required to pay out most of its taxable income to its stockholders. Unless its failure to qualify as a REIT were excused under federal income tax laws, FelCor could not re-elect REIT status until the fifth calendar year following the year in which it failed to qualify.

         FAILURE TO MAKE REQUIRED DISTRIBUTIONS WOULD SUBJECT FELCOR TO TAX. In order to qualify as a REIT, each year FelCor must pay out to its stockholders at least 95% of its taxable income (other than any net capital gain). In addition, FelCor would be subject to a 4% nondeductible tax if the actual amount it pays out to its stockholders in a calendar year were less than the minimum amount specified under federal tax laws. FelCor has paid out and intends to continue to pay out its income to its stockholders in a manner intended to satisfy the 95% test and to avoid the 4% tax. In doing so, FelCor may be required to borrow money or sell assets to pay out enough of its taxable income to satisfy the 95% test and to avoid the 4% tax in a particular year.

         FAILURE TO DISTRIBUTE BRISTOL'S EARNINGS AND PROFITS IN 1998 WOULD CAUSE FELCOR TO FAIL TO QUALIFY AS A REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. Accordingly, by the end of 1998, FelCor must pay out to its stockholders an amount equal to Bristol's accumulated earnings and profits through the date of the Merger. If FelCor fails to pay out such amount for its 1998 taxable year, it will fail to qualify as a REIT.

         SALE OF ASSETS WITHIN TEN YEARS AFTER ACQUISITION WILL RESULT IN CORPORATE TAX. If FelCor sells any asset acquired within 10 years after its acquisition and recognizes gain, FelCor will be taxed at the highest corporate rate on an amount equal to the fair market value of the asset minus the adjusted basis of the asset as of its acquisition.

EFFECT OF MARKET INTEREST RATES ON THE PRICE OF THE COMMON STOCK

         One of the factors that may affect the price of the Common Stock is the amount of distributions to stockholders in comparison to yields on other financial instruments. An increase in market interest rates would provide higher yields on other financial instruments, which could adversely affect the price of the Common Stock.

RELIANCE ON KEY PERSONNEL AND BOARD OF DIRECTORS

         FelCor's stockholders have no right to participate in FelCor's management, except through the exercise of their voting rights. FelCor's Board of Directors will be responsible for oversight of the management of FelCor. FelCor's future success will be dependent in part on its ability to retain key personnel, including Mr. Corcoran.

MATTERS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP

         GENERAL. FelCor's investments in hotels are subject to the numerous risks generally associated with owning real estate. These risks include, among others, adverse changes in general or local economic or real estate market conditions, zoning laws, traffic patterns and neighborhood characteristics, real estate tax assessments and rates, governmental regulations and fiscal policies, the potential for uninsured or underinsured casualty and other losses, the impact of environmental laws and regulations (discussed below) and other circumstances beyond the control of FelCor. Moreover, real estate investments are relatively illiquid, which means that FelCor's ability to vary its portfolio in response to changes in economic and other conditions may be limited.

         POSSIBLE LIABILITY FOR ENVIRONMENTAL MATTERS. There are numerous federal, state and local environmental laws and regulations to which owners of real estate are subject. Under these laws a current or prior owner of real estate may be liable for the costs of cleaning up and removing hazardous or toxic substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous or toxic substances at another site, it may also be liable for the costs of cleaning up and removing such substances from the disposal site, even if it did not own or operate the disposal site. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances (including asbestos-containing materials) into the environment. Environmental laws may require FelCor to incur substantial expenses and limit the use of its properties. FelCor could be liable for substantial amounts for a failure to comply with applicable environmental laws, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous or toxic substances on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against, the property.

         Generally, FelCor obtains a Phase I environmental audit from an independent environmental engineer prior to its acquisition of a hotel. With respect to the Bristol Hotels, FelCor has relied upon the Phase I audits obtained by Bristol in connection with its acquisition of these properties. No updates or new environmental audits were obtained.

         The primary purpose of a Phase I environmental audit is to identify indications of potential environmental contamination at a property and, secondarily, to make a limited assessment as to the potential for environmental regulatory compliance costs. Consistent with current industry standards, the Phase I environmental audits on which FelCor has relied did not include an assessment of potential off-site liability or involve any testing of groundwater, soil or air conditions. Accordingly, they would not reveal information that could only be obtained by such tests. In addition, the assessment of environmental compliance contained in such reports is general in nature and was not a detailed determination of the property's complete compliance status.

         The Phase I environmental audits relied upon by FelCor disclose the existence of certain hazardous or toxic substances at or near a limited number of FelCor's hotels. In these instances, FelCor made such additional investigations, if any, as they considered necessary to evaluate the risk of liability. However, FelCor's management does not believe that the identified conditions, or any other environmental conditions known to it, will have a material adverse effect on FelCor's business, assets or profits. It is possible, however, that such environmental audits and investigations do not reveal all environmental conditions or liabilities for which FelCor could be liable and there could be potential environmental liabilities of which FelCor is unaware.

         COSTS OF COMPLYING WITH AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations (including hotels) are required to meet certain federal requirements for access and use by disabled persons. FelCor's management believes that its hotels are substantially in compliance with the requirements of the ADA. However, a determination that the hotels are not in compliance with the ADA could result in liability for both governmental fines and damages to private parties. If FelCor were required to make unanticipated major modifications to the hotels to comply with the requirements of the ADA, it could adversely affect its ability to pay its obligations and make distributions to its stockholders.

OWNERSHIP LIMITATION

         In order for FelCor to maintain its status as a REIT, no more than 50% in value of its outstanding stock may be owned (actually or constructively under the applicable tax rules) by five or fewer persons during the last half of any taxable year. In connection with this requirement, FelCor's Charter prohibits, subject to certain exceptions, any person from owning more than 9.9% (determined in accordance with the Internal Revenue Code and the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of any class of its capital stock. FelCor's Charter also prohibits any transfer of its capital stock that would result in a violation of the 9.9% ownership limit, reduce the number of stockholders below 100 or otherwise result in FelCor failing to qualify as a REIT. Any attempted transfer in violation of the charter prohibitions will be void and the intended transferee will not acquire any right in the shares resulting in such violation. FelCor has the right to take any lawful action that it believes necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve its status as a REIT, including refusing to recognize any transfer of capital stock in violation of its charter.

         If a person holds or attempts to acquire shares in excess of FelCor's ownership and transfer restrictions, these shares will be immediately designated as "shares-in-trust" and transferred automatically and by operation of law, in trust, to a trustee designated by FelCor. The trustee will have the right to receive all distributions on, to vote and to sell these shares. The holder of the excess shares will have no right or interest in these shares, except the right (under certain circumstances) to receive the lesser of: (i) the proceeds of any sale of these shares by the trustee to a permitted owner and (ii) the amount you paid for these shares (or the market value of these shares, determined in accordance with the Charter, if the shares were received by gift, bequest or otherwise without payment). Accordingly, the record owner of any shares designated as shares-in-trust would suffer a financial loss if the price at which these shares are sold to a permitted owner is less than what was paid for these shares.

CERTAIN ANTI-TAKEOVER AND CORPORATE GOVERNANCE PROVISIONS

         OWNERSHIP LIMIT. The ownership and transfer restrictions of FelCor's Charter may have the effect of discouraging or preventing a third party from attempting to gain control of FelCor without the approval of the FelCor Board. Therefore, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of the FelCor Board.

         STAGGERED BOARD. The FelCor Board is divided into three classes. Directors in each class are elected for terms of three years. As a result, the ability of stockholders to effect a change in control of FelCor through the election of new directors is limited by the inability of stockholders to elect a majority of the FelCor Board at any particular meeting.

         AUTHORITY TO ISSUE ADDITIONAL SHARES. Under the FelCor Charter, the FelCor Board may issue preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences, qualifications and terms, designated by the FelCor Board that may discourage, delay or prevent a change in control of FelCor, even if such change were in the best interests of stockholders. FelCor currently has outstanding 6,050,000 shares of its $1.95 Series A Cumulative, Convertible Preferred Stock and 57,500 shares of its 9% Series B Cumulative Redeemable Preferred Stock (represented by 5,750,000 Depository Shares, each representing a 1/100 fractional interest in a share of such Series B preferred stock). The preferred stock reduces the amount of dividends available, and has dividend, liquidation and other rights superior, to the holders of the Common Stock. The Charter and bylaws of FelCor contain other provisions that also may have the effect of delaying or preventing a change in control of FelCor.

         MARYLAND ANTI-TAKEOVER STATUTES. As a Maryland corporation, FelCor is subject to various provisions under the Maryland General Corporation Law, including the Maryland business combination statute, which sets forth certain procedures that must be followed in, and otherwise restricts, certain takeovers and business combinations. FelCor's Charter currently exempts FelCor from the operation of the Maryland share control statute, which may deny voting rights to shares involved in an acquisition of one-fifth or more of the voting stock of a Maryland corporation. To the extent these laws are applicable to FelCor, they may have the effect of delaying or preventing a change in control of FelCor even though beneficial to FelCor's stockholders.

IMPACT OF YEAR 2000 ISSUE

         The year 2000 issue relates to computer programs that were written using two digits rather than four to define the applicable year. In those programs, the year 2000 may be incorrectly identified as the year 1900, which could result in a system failure or miscalculations causing a disruption of operations, including a temporary inability to process transactions, prepare financial statements or engage in other normal business activities.

         FelCor has recently assessed its internal computer systems and believes that they will properly utilize dates beyond December 31, 1999. Holiday Hospitality and Promus, franchisors for 165 of the Hotels, have indicated to FelCor that their reservation systems will be year 2000 compliant by the end of 1998. FelCor has been informed that the companies leasing and managing hotels owned by it are in the process of studying the year 2000 issue, including inquiries of their vendors. Upon completion of these studies, which are expected in late 1998, FelCor will determine the extent to which it may be vulnerable to third parties' failure to remedy their year 2000 issues and potential effects of any such failures. FelCor estimates that the expense associated with year 2000 compliance will not be material to FelCor's business, operations or financial condition.

CERTAIN FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS UNDER THE CAPTION "RISK FACTORS" IN THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING MATERIAL RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                                 USE OF PROCEEDS

         The amount of proceeds to be received by FelCor upon the exercise of the Options by the Option holders will depend upon the extent to which the Options are exercised. FelCor intends that the net proceeds from the sale of Common Stock will be added to its general corporate funds and used for general corporate purposes.

         The Company will not receive any of the proceeds from sales of shares of Common Stock by the Selling Shareholders.

                      DESCRIPTION OF THE PLANS AND OPTIONS

GENERAL

         Copies of the Plans have been filed as exhibits to the Registration Statement, of which this Prospectus forms a part. The summaries of certain provisions of the Plans do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Plans, including the definitions therein of certain terms. Copies of the Plans may be obtained by contacting FelCor. Capitalized terms not otherwise defined below or elsewhere in this Prospectus have the meanings given to such terms in the Plans.

         The Plans were originally adopted by Bristol. The Incentive Plan was designed to attract and retain qualified officers and other key employees of Bristol. The Non-Employee Director Plan was designed to attract and retain qualified outside directors for Bristol.

         The Incentive Plan authorizes the grant of options to purchase shares of Bristol common stock, stock appreciation rights, restricted shares, deferred shares, performance shares and performance Units. As of July 28, 1998, only nonqualified options had been granted and were outstanding under the Incentive Plan. The Non-Employee Director Plan authorizes the grant of options to purchase Bristol common stock. Under each of the Plans, Bristol issued options at various times to purchase Bristol common stock (collectively, the "Original Options").

         As a result of the Merger and the Spin-Off, each Original Option outstanding on July 28, 1998 was restated and continued in the form of two successor options, one successor option exercisable for Common Stock (an "Option") and one successor option exercisable for shares of BHR common stock (a "BHR Option"). Under the Merger Agreement, FelCor assumed the Plans and Bristol's obligations under each Option, while BHR assumed all of Bristol's obligations for each BHR Option. The exercise prices and numbers of shares covered by the Original Options were adjusted as appropriate in the Options and the BHR Options to reflect prior adjustments in Bristol common stock, the Merger, and the Spin-Off. As required by certain agreements relating to the Merger, the Plan has been amended to provide that service with FelCor or BHR will satisfy the vesting requirements and will determine the date of termination of employment for all Options and BHR Options.

          The FelCor Board does not currently intend to authorize any additional grants of Options under either of the Plans.

ADMINISTRATION OF THE PLANS

         The Plans are administered by the Board of Directors of FelCor (the "FelCor Board") or the Compensation Committee of the FelCor Board. The FelCor Board or the Compensation Committee, as appropriate, has discretionary authority (subject to certain restrictions) to determine the individuals to whom Options are granted and the timing, number, vesting schedule and exercise price of each Option, and to discharge all administrative and interpretive responsibilities with respect to the Plans and the Options, including, without limitation, the discretionary authority to prescribe, amend and rescind rules and regulations of the Plans.

         Under certain agreements relating to the Merger, all decisions relating to the interpretation or amendment of the Options requires the approval of the Compensation Committee of BHR, except for adjustments to the exercise price or nature of securities to be awarded upon exercise of an Option in connection with a transaction in which the Options are treated in the same manner as options under other FelCor option plans.

SHARES COVERED

         As of July 28, 1998, the total numbers of shares of Common Stock that may be purchased under outstanding Options granted under the Non-Employee Director Plan and the Incentive Plan were 35,966 and 1,237,293, respectively.

ELIGIBILITY

         Under the Incentive Plan, the Original Options were granted by Bristol to certain eligible persons prior to the Merger in amounts, and subject to terms, as determined by the Compensation Committee of the Board of Directors of Bristol. Eligible persons included officers, key employees, or consultants of Bristol. As of July 28, 1998, there were 163 holders of outstanding Options granted under the Incentive Plan.

         Under the Non-Employee Director Plan, the Original Options were granted by Bristol to eligible directors of Bristol prior to the Merger . These eligible directors automatically received an Original Option for 7,500 shares of Bristol common stock, upon becoming a director, one-third of which vested on each annual meeting date occurring on or after the date of grant of the Initial Option. Thereafter, eligible directors were automatically granted Original Options covering an additional 7,500 shares of Bristol common stock on the date of each annual meeting of Bristol stockholders, which Options become fully vested on the next annual meeting date. As of July 28, 1998, there are three holders of outstanding Options granted under the Non-Employee Director Plan.

OPTION PRICE AND EXERCISE

         Under the Plans, the purchase price of each Original Option was generally the closing price of the Bristol common stock on the NYSE on the date of the grant.

         Under either Plan, shares of Common Stock purchased pursuant to the exercise of an Option must at the time of purchase be paid for in full in cash, by check, with shares of Common Stock (to be valued at the fair market value on the date of such exercise) or by a combination of such means. Under the Non-Employee Director Plan, any of the Common Stock so delivered must have been beneficially owned by the Option holder for a period of not less than six months prior to the date of exercise. The Options outstanding under the Incentive Plan contain a substantially similar six month requirement. The Incentive Plan also requires the withholding of taxes due in connection with the exercise of the Option. At the discretion of the FelCor Board or the Compensation Committee, such taxes may be paid by voluntary or mandatory relinquishment of a portion of any payment or benefit received upon exercise of the Options or by the surrender of outstanding Common Stock (with respect to Options) or BHR common stock (with respect to BHR Options).

VESTING

         The Options granted under the Incentive Plans become exercisable over a period of continuous employment or continuous consulting services specified in each individual Option contract. Generally, the Option agreements specify a twenty-five percent, or twenty percent, rate of vesting over a period of four or five years, although some vest in their entirety only at the end of five years, or nine years. Uninterrupted service with either FelCor, BHR or any of their respective subsidiaries for the required period will satisfy the vesting requirements under the Options.

         Initial Options granted pursuant to the Non-Employee Director Plan vest at the rate of one-third over a period of three annual stockholders meetings, and subsequent Options granted pursuant to the Non-Employee Director Plan vest at the next annual stockholders meeting.

         As of July 28, 1998, at the conclusion of the Merger, the total numbers of shares of Common Stock that were subject to immediate purchase under outstanding Options granted under the Non- Employee Director Plan and the Incentive Plan were 32,541 and 786,096, respectively.

TERMINATION

         The restated Option agreements generally provide that the Options will terminate (i) 30 days after the holder of the Option ("Optionee") ceases to be an employee of FelCor, BHR or any of their respective subsidiaries for any reason other than death or disability, (ii) 90 days after the Optionee ceases to be an employee of FelCor, BHR or any of their respective subsidiaries if the termination of employment is under circumstances determined by the FelCor Board to be for the convenience of FelCor or BHR or is retirement under a plan at or after the earliest voluntary retirement age provided for in such plan or retirement at an earlier age with the consent of the FelCor Board, (iii) one year after the Optionee's death or disability incurred while employed (or, in certain circumstances, incurred within 90 days after termination of employment), or (iv) ten years after the date of grant. The Option will also terminate if the Optionee commits an act that the FelCor Board determines in good faith to have been intentionally committed and materially adverse to the interest of FelCor, BHR or a subsidiary thereof.

         Options granted pursuant to the Non-Employee Director Plan expire on the first to occur of (i) three months following the director ceasing to serve on either the FelCor Board or BHR Board of Directors (other than due to death or disability); (ii) one year after ceasing to serve on either the FelCor Board or BHR Board of Directors due to death or disability; or (iii) five years from the date of grant.

AMENDMENT OF THE PLANS

         Amendments to the Incentive Plan may be made from time to time by the FelCor Board or Compensation Committee, while the Non-Employee Director Plan may be amended by the FelCor Board. No amendment may increase the maximum authorized number of shares of Common Stock or BHR Common Stock that may be issued under the Plans, or amend the Plans in a manner that results in the Plans not satisfying the applicable conditions of Rule 16b-3 of the Exchange Act, without shareholder approval. Under some circumstances, the FelCor Board will be required to obtain the consent and approval of the BHR Board or Compensation Committee in order to adopt an effective amendment.

         Options granted under the Incentive Plan may, with the consent of the Optionee, be canceled and new Options granted in their place. The new Options may or may not cover the same number of shares of Common Stock as the canceled Options. No amendment of the Plans may adversely affect any outstanding Option without the consent of the Optionee.

ADJUSTMENTS UPON CERTAIN TRANSACTIONS OR EVENTS

         The Plans provide that the FelCor Board or the Compensation Committee may make such adjustments to the numbers of shares covered by and the exercise prices of outstanding Options, and the kind of shares (including shares of other issuers) covered by the Options, as it determines in good faith may be equitably required in order to prevent dilution or the expansion of the rights of the Optionees that might occur due to (a) stock dividends, splits, combinations, recapitalizations or other changes in the capital structure of FelCor or BHR, or
(b) merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, or partial or complete liquidation of FelCor or BHR or other distribution of assets. In such an event, the Committee may provide in substitution for any or all outstanding Options such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Options so replaced. Unless such adjustments treat the Optionees and the Options in the same manner as options under other FelCor option plans, the adjustments are subject to approval of the Compensation Committee of BHR. The FelCor Board or the Compensation Committee may also make or provide for such adjustments in the maximum numbers of shares of Common Stock specified in the Plans as may be in good faith determined to be appropriate in order to reflect any transaction or event described above, subject to the same possible requirement of approval by the Compensation Committee of BHR.

NON-ASSIGNABILITY

         The Plans provide that no Option is assignable or transferable by the Optionee other than by will or by the laws of descent and distribution. During the lifetime of a Optionee, the Options are exercisable only by the Optionee or a legal representative.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary of certain federal income tax consequences of the holding or exercise of the Options is based on the Code, as amended to date, applicable proposed and final Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change. This summary does not attempt to describe all of the possible tax consequences that could result from the acquisition, holding, exercise, transfer or disposition of an Option or the Common Stock purchasable thereunder.

         Options granted under the Plans are intended to be non-qualified stock options. An optionee will realize no taxable income at the time he or she is granted a non-qualified stock option. Such conclusion is predicated on the assumption that, under existing Treasury Department regulations, a non-qualified stock option, at the time of its grant, has no readily ascertainable fair market value. Ordinary income will be realized when a non-qualified stock option is exercised. The amount of such income will be equal to the excess of the fair market value on the exercise date of the shares of Common Stock issued to an optionee over the exercise price. The Optionee's holding period with respect to the shares acquired will begin on the date of exercise.

         The tax basis of the stock acquired upon the exercise of any Option will be equal to the sum of (i) the exercise price of such option and (ii) the amount included in income with respect to such Option. Any gain or loss on a subsequent sale of the stock will be either a long-term or short-term capital gain or loss, depending on the optionee's holding period for the stock disposed of. Generally, if the Common Stock is held for more than twelve months after the date of exercise, the Optionee will be taxed at a maximum 20% tax rate. If the Optionee holds the shares for at least five years, the Optionee will be taxed at a maximum 18% rate. It is not clear whether, and to what extent, the Company will be entitled to a deduction for Federal income tax purposes as a result of the exercise of the Options.

         BECAUSE THE TAX CONSEQUENCES TO A PLAN PARTICIPANT MAY VARY DEPENDING ON HIS OR HER INDIVIDUAL CIRCUMSTANCES, EACH PLAN PARTICIPANT SHOULD CONSULT HIS OR HER PERSONAL TAX ADVISOR REGARDING THE FEDERAL AND ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO HIM OR HER.

                              SELLING SHAREHOLDERS

         This Prospectus also related to the potential offer of the Shareholders' Shares from time to time following the Merger by the holders of Common Stock identified in the table below (the "Selling Shareholders"). See "Plan of Distribution." The following table provides the names of each Selling Shareholder, the number of shares of Common Stock beneficially owned by such holder as of July 28, 1998, and the number of shares of Common Stock that may be offered by each Selling Shareholder, to the best knowledge of FelCor.


                                           Shares       Shares Offered     Percent of All
                                        Beneficially        by this      Outstanding FelCor
                                           Owned          Prospectus      Common Shares (1)
                                           -----          ----------      -----------------
United/Harvey Investors I, L.P.          2,170,140        2,170,140             3.2%

United/Harvey Investors II, L.P.         2,034,746        2,034,746             3.0%

United/Harvey Investors III, L.P.        1,356,497        1,356,497             2.0%

United/Harvey Investors IV,              1,356,497        1,356,497             2.0%
L.P.
United/Harvey Investors V, L.P.          2,712,995        2,712,995             4.0%

Bass America Inc.                        7,161,698        7,161,698            10.6%

Holiday Corporation                      2,457,046        2,457,046             3.6%

J. Peter Kline                             817,617          817,617             1.2%

Robert L. Miars                            667,195          667,195             1.0%

John A. Beckert                            478,544          478,544             0.7%
                                        ----------       ----------

         Total                          21,212,975       21,212,975
                                        ==========       ==========

-------------------------------
         (1)  Based on 67,599,205 outstanding shares of FelCor's Common Stock.

         Each of the five United/Harvey partnerships listed in the foregoing table ("United/Harvey Partnerships") is an affiliate of Donald J. McNamara, who served as Chairman of the Board of Bristol prior to the Merger and since the Merger has served as Chairman of the Board of FelCor. Mr. McNamara also served as a director of FelCor from July 1994 to November 1997, and is a principal in The Hampstead Group which may be deemed to be an affiliate of these partnerships. Bass America Inc. and Holiday Corporation (the "Bass Entities") are affiliates of the entities that franchise the Bass Hotels & Resorts brands of hotels and of Richard L. North, who served as a director of Bristol prior to the Merger and since the Merger has served as a director of FelCor. Each of Messrs. Kline, Beckert and Miars were executive officers of Bristol prior to the Merger.

         The Selling Shareholders were affiliates of Bristol at the time of the Merger and under applicable securities regulations cannot freely resell their shares without registration or an exemption therefrom. This Prospectus is required by FelCor's contractual obligations to register the shares of the Selling Shareholders for resale, and the Selling Shareholders are under no obligation to resell their shares.

                              PLAN OF DISTRIBUTION

         As part of the Merger between Bristol and FelCor, FelCor assumed Bristol's obligations under the Plans and the outstanding Options previously granted by Bristol under the Plans. Each Option entitles its holder to purchase shares of Common Stock, subject to adjustment of certain circumstances. See "Description of the Plans" for information regarding the terms of the Options, including the manner of exercise. This Prospectus relates to the offer by FelCor to issue shares of Common Stock from time to time upon exercise of the Options by the Option holders. No commission or fee will be paid by FelCor in connection with the exercise of any Option.

         This Prospectus also relates to the offer and sale from time to time following the Merger by the Selling Shareholders of Common Stock issued to them pursuant to the Merger (the "Shareholders' Shares"). FelCor has registered these offers and resales by the Selling Shareholders of Shareholders' Shares to satisfy FelCor's obligations under the Stockholders' and Registration Rights Agreement among FelCor, the Bass Entities and the United/Harvey Partnerships (the "Shareholders' Agreement"). Registration of the Shareholders' Shares does not necessarily mean that any of the Shareholders' Shares will be offered or sold by the Selling Shareholders. Under the Shareholders' Agreement, the Bass Entities and the United/Harvey Partnerships have agreed not to sell or transfer their Common Stock for a period of six months after the Merger, except in compliance with Rule 145 under the Securities Act. FelCor will not receive any of the proceeds of the sale of the Shareholders' Shares offered by the Selling Shareholders.

         The distribution of Shareholders' Shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or in other transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on either a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or from purchasers of the Shareholders' Shares for whom they may act as agents. Underwriters may sell the Shareholders' Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         The Selling Shareholders and any underwriters, dealers or agents that participated in the distribution of Shareholders' Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Shareholders' Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         At a time a particular offer of Shareholders' Shares is made by a Selling Shareholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any other required information.

         The sale of Shareholders' Shares by the Selling Shareholders may also be effected from time to time by selling Shareholders' Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Selling Shareholders or may purchase from the Selling Shareholders all or a portion of the Shareholders' Shares as principal, and sales may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Shareholders' Shares are then traded, in the over-the-counter market, in negotiated transactions or otherwise, in each case at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

         The Shareholders' Shares may also be sold in one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement;
(iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Shareholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in types of transactions involved. Broker-dealers may also receive compensation from purchasers of Shareholders' Shares which is not expected to exceed that customary in the types of transactions involved.

         In connection with distributions of Shareholders' Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or others. Such broker-dealers may engage in short sales of Shareholders' Shares or other transactions in the course of hedging the positions assumed by such persons in connection with such hedging transactions or otherwise. The Selling Shareholders may also sell Shareholders' Shares short and redeliver Shareholders' Shares to close out such short positions; enter into option or other transactions with broker-dealers or others which may involve the delivery to such persons of the Shareholders' Shares offered hereby, which Shareholders' Shares such persons may resell pursuant to this Prospectus; and/or pledge Shareholders' Shares to a broker or dealer or others and, upon default, such persons may effect sales of Shareholders' Shares pursuant to this Prospectus. In addition, any Shareholders' Shares covered by this Prospectus that qualify for resale pursuant to Rule 145 of the Securities Act may be sold under Rule 145 rather than with this Prospectus.

         In order to comply with securities laws of certain states, if applicable, Shareholders' Shares may be sold only through registered or licensed brokers or dealers.

         Until the distribution of Shareholders' Shares is completed, rules of the SEC may limit the ability of any underwriters and selling group members to bid for and purchase Shareholders' Shares. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of Shareholders' Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Shareholders' Shares.

         The lead underwriters may also impose a penalty bid on certain other underwriters participating in the offering and selling group members. This means that if the lead underwriters purchase Shareholders' Shares in the open market to reduce the underwriters' short position or to stabilize the price of Shareholders' Shares, they may reclaim the amount of any selling concession from the underwriters and selling group members who sold those Shareholders' Shares as part of the offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security before the distribution is completed.

         FelCor makes no representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of Shareholders' Shares. In addition, FelCor makes no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         All expenses incident to the offering and sale of Shareholders' Shares (other than brokerage and underwriting commissions and certain taxes) will be paid by FelCor. FelCor has agreed to indemnify certain of the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock has been passed upon for FelCor by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Jenkens & Gilchrist, a Professional Corporation has relied upon the opinion of Miles & Stockbridge P.C., Baltimore, Maryland, with respect to matters involving Maryland law relating to the Common Stock issued to the Selling Shareholders in the Merger.

                                     EXPERTS

         The consolidated financial statements of FelCor as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995, the consolidated financial statements of DJONT Operations, L.L.C. as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995, the combined financial statements of the Sheraton Acquisition Hotels as of December 31, 1996 and for the year then ended, the consolidated financial statements of Bristol for the eleven months ended December 31, 1995 and the combined financial statements of Harvey Hotel Companies for the one month ended January 31, 1995 have been incorporated by reference in this Prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The consolidated financial statements of Bristol as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

================================================================================
NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FELCOR. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF FELCOR SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                           ---------------------------

                                TABLE OF CONTENTS

                           ---------------------------


Where You Can Find More Information.............. 2
The Company...................................... 3
Risk Factors..................................... 5
Use of Proceeds.................................. 12
Description of the Plans and Options............. 12
Selling Shareholders............................. 16
Plan of Distribution............................. 16
Legal Matters.................................... 18
Experts.......................................... 19


                                22,486,234 SHARES


                              FELCOR LODGING TRUST
                                  INCORPORATED
                      (FORMERLY FELCOR SUITE HOTELS, INC.)

                                  COMMON STOCK


                           ---------------------------


                                   PROSPECTUS

                           ---------------------------


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus only. The following table is not intended to summarize all fees and expenses relating to the Merger.


         Securities and Exchange Commission, registration fee.....     $205,607
         Printing and mailing.....................................        1,500
         Accountant's fees and expenses...........................        3,000
         Counsel fees and expenses................................       10,000
         Miscellaneous............................................        9,893
                                                                       --------
                  Total...........................................     $230,000


         The Selling Shareholders will pay or bear any selling or underwriting discounts and commissions and other selling expenses with respect to the offer and sale of their shares of Common Stock.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Charter of FelCor generally limits the liability of FelCor's directors and officers to FelCor and the Shareholders for money damages to the fullest extent permitted from time to time by the laws of the state of Maryland. The Charter also provides generally for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of FelCor in which the director was adjudged liable to FelCor or in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of FelCor pursuant to the foregoing provisions or otherwise, FelCor has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

         FelCor may purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16.  EXHIBITS

      4.1    --   Form of Share Certificate for Common Stock (filed as Exhibit 4.1 to the Registrant's
                  Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference)

      5.1*   --   Opinion of Jenkens & Gilchrist, a Professional Corporation (as to shares issued by
                  Selling Shareholders in the Merger)

      5.2*   --   Opinion of Miles & Stockbridge P.C. (as to shares issued to Selling Shareholders in the Merger)

      5.3    --   Opinion of Jenkens & Gilchrist, a Professional Corporation (as to shares to be issued under Options)

     23.1    --   Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibits 5.1 and 5.3)

     23.2    --   Consent of PricewaterhouseCoopers LLP

     23.3    --   Consent of Arthur Andersen LLP

     23.4    --   Consent of Miles & Stockbridge P.C. (included in Exhibit 5.2)

     24.1*   --   Power of Attorney

     99.1    --   Second Amended and Restated 1995 Equity Incentive Plan

     99.2    --   Amended and Restated Stock Option Plan for Non-Employee Directors

     99.3    --   Form of Nonqualified Stock Option Agreement for 1995 Equity Incentive Plan

     99.4    --   Form of Nonqualified Stock Option Agreement for Non-Employee Directors Stock Option Plan

----------------------
*Previously filed



ITEM 17.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the

Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 on Form S-3 to Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 11th day of August, 1998.

                               FELCOR LODGING TRUST INCORPORATED


                               By:     /s/  Lawrence D. Robinson
                                   ---------------------------------------------
                                       Lawrence D. Robinson
                                       Senior Vice President and General Counsel

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3 TO FORM S-4 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                 SIGNATURE                                   TITLE                               DATE
                 ---------                                   -----                               ----
                                                 Chairman of the Board and
------------------------------------------       Director
Donald J. McNamara

                                                 President, Chief Executive
------------------------------------------       Officer and Director
Thomas J. Corcoran, Jr.

     *                                           Senior Vice President and
------------------------------------------       Chief Financial Officer
Randall L. Churchey

     *                                           Vice President and Controller
------------------------------------------       (Principal Accounting
Lester C. Johnson                                Officer)


     *                                           Director
------------------------------------------
Charles N. Mathewson

     *                                           Director
------------------------------------------
Richard S. Ellwood

     *                                           Director
------------------------------------------
Richard O. Jacobson

     *                                           Director
------------------------------------------
Charles A. Ledsinger, Jr.

     *                                           Director
------------------------------------------
Thomas A. McChristy


*By:  /s/ Lawrence D. Robinson                   Attorney-in-Fact                            August 11, 1998
    ---------------------------------------
         Lawrence D. Robinson

                                                 Director
-------------------------------------------
Richard C. North

                                                 Director
-------------------------------------------
Robert H. Lutz, Jr.

                                                 Director
-------------------------------------------
Michael D. Rose

                                EXHIBIT INDEX

   EXHIBIT
   NUMBER         DESCRIPTION
   ------         -----------
      4.1    --   Form of Share Certificate for Common Stock (filed as Exhibit 4.1 to the Registrant's
                  Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference)

      5.1*   --   Opinion of Jenkens & Gilchrist, a Professional Corporation (as to shares issued by
                  Selling Shareholders in the Merger)

      5.2*   --   Opinion of Miles & Stockbridge P.C. (as to shares issued to Selling Shareholders in the Merger)

      5.3    --   Opinion of Jenkens & Gilchrist, a Professional Corporation (as to shares to be issued under Options)

     23.1    --   Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibits 5.1 and 5.3)

     23.2    --   Consent of PricewaterhouseCoopers LLP

     23.3    --   Consent of Arthur Andersen LLP

     23.4    --   Consent of Miles & Stockbridge P.C. (included in Exhibit 5.2)

     24.1*   --   Power of Attorney

     99.1    --   Second Amended and Restated 1995 Equity Incentive Plan

     99.2    --   Amended and Restated Stock Option Plan for Non-Employee Directors

     99.3    --   Form of Nonqualified Stock Option Agreement for 1995 Equity Incentive Plan

     99.4    --   Form of Nonqualified Stock Option Agreement for Non-Employee Directors Stock Option Plan

----------------------
*Previously filed